UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 7, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations * calmagro@tgs.com.ar ( (+5411) 4865-9077 www.tgs.com.ar/Investors	Media Relations Mario Yaniskowski ( (+5411) 4865-9050 ext. 1238

TGS Announces Results for the Full Year

and the Fourth Quarter ended on December 31, 2018(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 59% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure investments in Vaca Muerta basin will allow to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Argentina.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family), WST S.A. (member of the Werthein Group) and PCT L.L.C. with the remaining 50%.

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure

TGS holds 794,495,283 issued shares and 780,894,503 outstanding shares.

Buenos Aires, Argentina, March 7, 2019

During the full year period ended December 31, 2018 (FY2018), total income amounted to Ps. 11,415.8 million, or 14.480 per share (Ps. 72.398 per ADS), compared to Ps. 5,751.2 million, or Ps. 7.239 per share (Ps. 36.194 per ADS) for the same period in 2017 (FY 2017).

During FY2018, the Company invested Ps. 8,123.7 million in capital expenditures, mainly associated with the five-year investment plan included in the Integral Tariff Review ("RTI") process, as well as the Vaca Muerta midstream project.

It should be noted that the comprehensive income for Fiscal Year 2018 includes the positive effect of Ps. 3,653.8 million recognized in the income tax line item as TGS exercised the tax revaluation option described in Law No. 27,430

Operating profit for the FY2018 amounted to Ps. 14.257,1 million, Ps. 8,052.3 million above the operating profit recorded in FY2017. This variation was mainly due to:

•

Higher net revenues of Ps. 14,109.4 million. This increase was mainly related to higher net revenues at the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization segments, which grew by Ps. 8,006.0 million and Ps. 5,453.4 million, respectively.

•

Operating costs increased by Ps. 4,252.6 million, or 35.6% year-over-year (“YoY”).

•

Administrative and selling expenses rose by Ps. 1,185.3 million YoY.

•

Accumulated other operating results rose by Ps. 619.2 million.

The financial results had a negative variation of Ps. 2,318.0 million mainly related to a higher depreciation of the Argentine peso against the US dollar in 2018.

(1)

The financial information presented in this press release is based on audited consolidated financial statements presented in constant Argentine pesos as of December 31, 2018 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Quarterly Highlights

➢

Today the Board of Directors submitted a cash dividend payment of Ps. 6,500 million for its approval at the next General Annual Shareholder’s Meeting to be held on April 11, 2019.

➢

Execution of an ambitious five-year investment plan starting April 2017 - March 2022 within the framework of the RTI process, involving a Ps. 2,835 million, over a total capital expenditures of Ps. 8,123.7 million for FY 2018.

➢

In 2018, 1,171,807 short tons were produced at the Cerri Complex, recording the highest production of the last 10 years.

➢

On November 23, 2018, TGS was granted an extension for the natural gas transportation concession (initially granted in April 2018) for the construction and operation of an additional section of the natural gas gathering pipeline currently under construction at the Vaca Muerta non-conventional natural gas formation. This natural gas pipeline will transport up to 550 Mcf/d in this stretch and will have an extension of 15.5 miles, requiring an estimated investment of approximately US$ 40 million. The total amount of the project is calculated in US$ 250 million.

Analysis of the results

Fiscal Year 2018 vs. Fiscal Year 2017

TGS posted total net revenues of Ps. 34,062.7 million in the FY2018, a Ps. 14,109.4 million increase compared to Ps. 19,953.3 million recorded in the FY2017.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Natural Gas Transportation business segment represented approximately 45% and 37% of TGS’ total revenues during FY2018 and FY2017, respectively.

Revenues derived from Natural Gas Transportation segment in FY2018 increased by Ps. 8,006.0 million from FY2017. The positive variation is mainly due to the application of the following weighted average tariff increases:

• Resolution No. 4362/2017 starting April 1, 2017, equivalent to 58%;

• Resolution No. 120/2017 starting December 1, 2017, equivalent to 78%;

• Resolution No. 310/2018 starting April 1, 2018, equivalent to 50%; and,

• Resolution No. 265/2018 starting October 1, 2018, equivalent to 19.7%.

This business segment is subject to the ENARGAS regulation.

Liquids Production and Commercialization revenues accounted for approximately 49% and 56% of the total revenues in FY2018 and FY2017, respectively. During FY2018, production was 169,948 short tons higher than the production of FY2017, reaching 1,171,807 short tons.

Liquids revenues increased Ps. 5,453.4 million in FY2018 compared to FY2017. This variation was mainly due to the impact of Argentine peso depreciation on US-dollar denominated sales, which amounted to Ps. 4,294.5 million along with the increase in international reference prices, adding Ps. 1,305.0 million.

Additionally, total volumes dispatched increased 10.0%, or 105,967 short tons, compared to FY 2017, contributing to higher net revenues of Ps. 1,146.1 million, which are mainly related to higher quantities of ethane delivered to PBB Polisur S.R.L.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

The aforementioned positive variations were partially offset by the inflation adjustment effect.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 6% and 7% of the net revenues in 2018 and 2017, respectively.

Other services revenues rose by Ps. 650.0 million in 2018 compared to 2017. The increase is mainly due to the variation of the foreign exchange rate on US-dollar denominated sales amounting to Ps. 451.5 million, as well as additional services related to construction amounting to Ps. 298.2 million and natural gas compression and treatment services totaling Ps. 70.6 million. These effects were partially offset by the inflation adjustment.

Operating costs and administrative and selling expenses rose by approximately Ps. 5,437.9 million in the 2018 compared to 2017. This variation is mainly explained by: (i) the increase in the price and volumes of natural gas used as Replacement of Thermal Plant Reduction at the Cerri Complex ("RTP") totaling Ps. 2,612.5 million, (ii) more third parties services and higher fees at Ps. 1,097.3 million, (iii) higher turnover tax and tax on exports of Ps. 757.1 million and (iv) higher charges for the preservation of fixed assets, including depreciation of Ps. 462.5 million.

Other operating results recorded a negative variation of Ps. 619.2 million in FY2018, mainly resulting from the Ps. 685.4 million (US$ 21.3 million) payment made as part of the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015, against the Company for US$ 306.3 million as well as lower recovery for losses registered during FY2018 of Ps. 169.2 million. These negative effects were partially offset by the charge for derecognition of other receivables made in FY2017 of Ps. 109.5 million.

Financial results are shown in nominal terms considering the effect in the monetary position in a separate line item. For FY2018, the financial results decreased by Ps. 2,318.0 million compared to previous year. This variation is mainly explained by: (i) the negative foreign exchange rate variation of Ps. 4,402.2 million registered during FY2018 compared to FY2017, (ii) higher interests accrued by the Class 2 Notes maturing on May 2, 2025, amounting to US$ 500 million (the "2018 Notes"), (iii) a Ps. 194.4 million charge related to the premium paid to cancel the notes issued in February 2014, and (iv) the impact of a higher average foreign exchange rate on total interests in US dollars. These effects were partially offset by higher interests generated by financial assets of Ps. 2,142.6 million as well as the positive monetary effect of Ps. 740.2 million.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Income tax for FY2018 was negative at Ps. 13.2 million, compared to a gain of Ps. 53.1 million in FY2017. The negative variation of Ps. 66.2 million is explained by higher profit before taxes in FY2018 and the one-time tax the Company must pay for adopting the tax revaluation option. These effects were partially offset by the future recognition benefit derived from higher property, plant and equipment depreciations as a consequence of the tax revaluation.

4Q2018 vs. 4Q2017

During 4Q2018 TGS posted total net revenues of Ps. 9,043.6 million, compared to Ps. 6,295.6 million recorded in 4Q2017, increasing Ps. 2,748.0 million.

Revenues derived from Natural Gas Transportation segment in 4Q2018 increased by Ps. 1,607.8 million compared to 4Q2017. This positive variation is mainly due to the effect of the full application of tariff increases granted by Resolutions 120, 310 and 265.

This effect was partially offset by the quarterly impact of the inflation adjustment on sales revenues for 4Q2017.

During 4Q2018, Liquids revenues increased Ps. 983.2 million from 4Q2017. This increase was mainly related to the variation of the foreign exchange rate on US-dollar denominated sales, which amounted to Ps. 2,598.5 million.

This effect was partially offset by the decrease in prices of Ps. 367.0 million, a reduction in the volumes sold of Ps. 183.2 million and the inflation adjustment effect.

Additionally, total volumes dispatched decreased 1.3%, or 4,337 short tons from 4Q2017, which implied a slight decrease in 4Q2018 net revenues.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Other services revenues increased by Ps. 157.1 million in 4Q2018, compared to 4Q2017. This increase mainly corresponds to the effect of the variation of the foreign exchange rate on US dollars denominated sales amounting to Ps. 204.3 million and higher construction services of Ps. 106.6 million. These effects were partially offset by lower revenues from O&M services of Ps. 72.5 million and the inflation adjustment.

Operating costs and administrative and selling expenses rose by approximately Ps. 1,678.5 million in 4Q2018 compared to 4Q2017. This variation is mainly due to: (i) higher cost of natural gas used as RTP adding to Ps. 583.0 million, (ii) higher fees and more third-party services adding to Ps. 380.3 million and (iii) higher turnover tax and tax on exports for Ps. 356.8 million.

The other operating results experienced a positive variation of Ps. 120.3 million, mainly as a result of the decrease recorded in 4Q2017 of other loans amounting to Ps. 109.5 million.

In 4Q2018, the financial results recorded a positive variation of Ps. 2,437.4 million compared to 4Q2017. This variation is mainly due to: (i) a foreign exchange rate loss amounting to Ps. 1,492.2 million as the Argentine peso appreciated against the US dollar in 4Q2018 while a devaluation was recorded for 4Q2017 affecting the net liability position in foreign currency, (ii) higher results of financial derivatives of Ps. 215.3 million, and (iii) the effect of the inflation adjustment of Ps. 810.2 million.

Income tax for 4Q2018 recorded a positive variation of Ps. 2,899.3 million. This positive variation was due to the profit recorded as a result of aforementioned tax revaluation option. This effect was partially offset by a higher taxable income in 4Q2018 and the recognition of the tax to be paid only once as a result of exercising the option mentioned above.

Liquidity and capital resources

The net positive variation in cash and cash equivalents in FY2018 was Ps. 12,728.0 million, which was higher than the cash and cash equivalents variation reported in FY2017.

The increase in net cash flow was due to a higher cash flow generated by operating activities totaling Ps. 7,239.8 million, primarily resulting from an improved operating profit and the positive variation in the working capital. These effects were partially offset by higher income tax and interest payments.

Net cash flow used in investment activities showed a negative variation of Ps. 853.6 million. This was mainly due to additional capital expenditures used to execute the Five-Year Investment Plan committed in accordance with the provisions of the RTI and midstream projects, partially offset by the increase of funds from the selling of financial assets.

Net cash flow generated by financing activities increased by Ps. 2,109.0 million as a result of the successful placement of 2018 Notes. This placement was done, after receiving

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

offers exceeding US$ 3 billion, at an issuance price of 99.725% of the nominal value and at a fixed interest rate of 6.75% nominal per annum with a yield of 6.8%.

The proceeds of the 2018 Notes amounting to US$ 495.5 million were allocated to repurchase Class 1 Notes (and related expenses) totaling US$ 86.5 million as well as the total redemption of Class 1 Notes amounting to US$ 120.7 million. The remainder of the funds raised will be mainly used to finance capital expenditures.

On the other hand, during FY2018, the Company allocated Ps. 1,420.9 million to the stock buyback programs approved by the Board of Directors of the Company on May 9 and September 6, 2018.

Additionally, during FY2018, the Company distributed Ps. 4,329.2 million in cash dividends.

Fourth quarter earnings conference call

TGS invites you to participate in the conference call to discuss this 4Q2018 announcement on Friday March 8, 2019 at 9:00 a.m. New York time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-866-682-6100, and for international calls dial: +1-862-298-0702. To view the webcast, go to www.tgs.com/investors.

Below, financial information is provided.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Transportadora de Gas del Sur S.A.
Financial and Operating Data for the fourth quarter and full year ended December 31, 2018 and 2017

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	4th Quarter		Full year	
	2018	2017	2018	2017
Natural Gas Transportation	3,841.6	2,233.9	15,462.1	7,456.1
Liquids Production and Commercialization	4,716.4	3,733.4	16,627.4	11,174.0
Other Services	485.6	328.4	1,973.2	1323.2
Net Revenues	**9,043.6**	**6,295.7**	**34,062.7**	**19,953.3**
Operating costs	(4,293.4)	(3,268.1)	(14,232.7)	(10,040.4)
Depreciation	(503.8)	(439.3)	(1,955.6)	(1,895.3)
Operating costs	**(4,797.2)**	**(3,707.4)**	**(16,188.3)**	**(11,935.7)**
Gross Profit	**4,246.4**	**2,588.3**	**17,874.4**	**8,017.6**
Administrative and Selling Expenses	(1,031.0)	(442.4)	(2,726.5)	(1,541.2)
Other Operating Results	(181.0)	(301.3)	(890.8)	(271.6)
Operating profit	**3,034.4**	**1,844.6**	**14,257.1**	**6,204.8**
Net Financial Results	2,540.1	102.7	(2,846.3)	(528.3)
Share of profit from associates	5.3	4.3	18.2	21.6
Total comprehensive income before Income Tax	**5,579.8**	**1,951.6**	**11,429.0**	**5,698.1**
Income Tax gain / (expense)	2,065.2	(834.1)	(13.2)	53.1
Total comprehensive income	**7,645.0**	**1,117.5**	**11,415.8**	**5,751.2**
Earnings per share	**9.759**	**1.407**	**14.480**	**7.239**
Earnings per ADS	**48.796**	**7.033**	**72.398**	**36.194**

Consolidated Business Segment Information

for the FY2018 and FY2017

(In millions of Argentine pesos)

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the FY2018 and FY2017

(In millions of Argentine pesos)

	2018	2017
Cash flows provided by operating activities		
Total comprehensive income for the year	11,415.8	5,751.2
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	2,223.1	2,020.2
Derivate financial instruments results	(106.1)	-
Consumption of materials	158.5	131.4
Increase in allowances and provisions	193.9	216.9
Share of profit from associates	(18.2)	(21.6)
Interest expense accrual	1,589.0	728.6
Interest income on Other financial assets other than cash and cash equivalents	(451.5)	(95.7)
Income tax	13.2	(53.1)
Doubtful accounts	132.5	(23.4)
Foreign exchange loss	5,679.5	474.8
Net monetary gain	(3,852.9)	(866.2)
Changes in assets and liabilities:		
Contract assets	(156.7)	-
Trade receivables	(1,486.3)	(1,402.8)
Other receivables	(783.8)	(374.6)
Inventories	(235.8)	9.7
Trade payables	1,611.5	360.6
Payroll and social security taxes	148.4	98.0
Taxes payable	50.0	10.9
Other payables	47.1	43.9
Provisions	0.4	(254.9)
Interest paid	(905.7)	(302.2)
Derivative financial instruments payment	(103.8)	-
Income tax paid	(2,777.9)	(833.6)
Contract liabilities	412.4	-
Advances from customers	-	(61.3)
Cash flows provided by operating activities	**12,796.6**	**5,556.8**
Cash flows used in investing activities		
Additions to property, plant and equipment	(8,123.7)	(1,941.3)
Financial assets other than cash equivalents	3,392.4	(1,936.4)
Cash flows used in investing activities	**(4,731.3)**	**(3,877.7)**
Cash flows provided by /(used) in financing activities		
Payment of loans	(1,226.1)	(59.9)
Payment of redemption of loans	(4,796.2)	-
Proceeds from loans	13,821.5	-
Cost of adquisition of treasury shares	(1,420.9)	-
Dividend paid	(4,329.2)	-
Cash flows provided by / (used) in financing activities	**2,049.1**	**(59.9)**
Net increase in cash and cash equivalents	**10,114.4**	**1,619.2**
Cash and cash equivalents at the beginning of the year	3,916.7	2,870.4
Foreign exchange gains on cash and cash equivalents	6,687.7	225.0
Monetary effect on cash and cash equivalent	(4,074.0)	(797.9)
Cash and cash equivalents at the end of the year	**16,644.8**	**3,916.7**

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: March 7, 2019

Transportadora de Gas del Sur S.A.

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

www.tgs.com.ar/Investors